

July 11, 2013

Via E-mail
Blake T. DeBerry
Chief Executive Officer
Dril-Quip, Inc.
6401 N. Eldridge Parkway
Houston, TX 77041

> **Re:** **Dril-Quip, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-13439**

Dear Mr. DeBerry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 4

General, page 4

1.   We note that you have operations in the Middle East within your Asia-Pacific geographic segment. Please tell us the countries in the Middle East in which you operate.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

<u>Liquidity and Capital Resources, page 36</u>

2.   We note your explanation of the large swing in your 2012 operating cash flow as being attributed to increases in both trade receivables and inventory. Your explanation at page 37 that both trade receivables and inventory increased due to the effects of having longer-term projects suggests that the variance has occurred only recently, when it appears that these two balance sheet line items have been building for several years. Given that you expect to fill approximately 66% of your December 31, 2012 backlog in the next year, we would not expect a prolonged buildup in these two balances. Please revise the sources and uses of cash analysis within your liquidity and capital resources discussion to provide qualitative reasons for these changes. If you have provided this discussion elsewhere, please provide a cross-reference to that disclosure here. See Item 303(a)(1) and (2) of Regulation S-K, Sections III and IV of the SEC Interpretive Release No. 33-8350, and Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Sirimal Mukerjee, Staff Attorney, at (202) 551-3340 with any questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director